Exhibit 99.1

[Letterhead of]
Bristol-Myers Squibb Company

Board of Directors
ImClone Systems Incorporated
180 Varick Street
New York, NY 10014
Care of Mr. Carl C. Icahn, Chairman of the Board

                                July 31, 2008

Dear Carl:

This confirms that Bristol-Myers Squibb Company is offering to enter into an agreement to acquire ImClone Systems Incorporated for $60 per share in cash.  Our all-cash offer represents a premium of approximately 30% over the closing price of ImClone common stock on July 30, 2008, a premium of approximately 40% over the one-month average closing price of ImClone common stock, and a  premium in excess of 40% over the three-month and one-year average closing prices of ImClone common stock.  A full combination of BMS and ImClone is a natural fit for both our companies, and we are convinced our proposed price represents a full and fair offer for ImClone.

For nearly seven years, BMS and ImClone have worked in concert to bring ERBITUX® to patients and build a strong product.  We value our commercial agreement with ImClone and believe our respective commercial teams have forged an excellent working relationship.  We also value our interactions with your scientists and clinicians.  We have high regard for the potential of ImClone's pipeline assets, while recognizing the early stage of their development and the significant investment which is required to further their development.

Our Board of Directors has approved this offer.  We and our advisors are prepared to meet with you and your advisors to answer any questions you may have about our offer.  We are confident that, with ImClone’s cooperation, we can reach a definitive agreement very quickly.  We do not foresee any regulatory or other impediment to closing.  Our offer is not conditioned on financing or due diligence.

As you know, as a result of our current ownership of ImClone stock, we are subject to U.S. securities laws which require us to disclose any material change in our intentions with respect to ImClone as reflected in our Schedule 13D on file with the U.S. Securities and Exchange Commission.  Accordingly, we are filing with the SEC an amendment to our Schedule 13D disclosing our offer and including this letter as an exhibit.

In my view, and in the view of our Board of Directors, this transaction makes compelling business sense for both of our companies and is in the best interests of our respective shareholders and the cancer patients for whom our companies’ life saving medicines are so important.  The price we are offering represents an extremely attractive opportunity for the shareholders of ImClone to realize today the future value of the company.  Our desire is to conclude a transaction which is enthusiastically supported by you and all other members of the ImClone Board.  We look forward to your prompt response to our offer.

Sincerely,

/s/ James M. Cornelius
                    James M. Cornelius
                    Chairman and
                    Chief Executive Officer

Copies to:

John H. Johnson
Chief Executive Officer

Gregory T. Mayes
Vice President and Interim General Counsel